Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

March 25, 2024

Filed via EDGAR
Ms. Rebecca Ament Marquigny
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Ms. Marquigny:

On behalf of the Trust, below are the Trust’s responses to the additional comments you provided with regard to Post-Effective Amendment No. 23 (the “Amendment”) to the Trust’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”). The Trust previously filed a comment response letter on March 13, 2024 in response to comments you provided on the Amendment (the “March 13 Letter”), and also filed supplemental comment response letters on March 14, 2024 and March 15, 2024. The Amendment was filed in order to register the following new series of the Trust: AllianzIM U.S. Equity Buffer15 Uncapped Jan ETF, AllianzIM U.S. Equity Buffer15 Uncapped Feb ETF, AllianzIM U.S. Equity Buffer15 Uncapped Mar ETF, AllianzIM U.S. Equity Buffer15 Uncapped Apr ETF, AllianzIM U.S. Equity Buffer15 Uncapped May ETF, AllianzIM U.S. Equity Buffer15 Uncapped Jun ETF, AllianzIM U.S. Equity Buffer15 Uncapped Jul ETF, AllianzIM U.S. Equity Buffer15 Uncapped Aug ETF, AllianzIM U.S. Equity Buffer15 Uncapped Sep ETF, AllianzIM U.S. Equity Buffer15 Uncapped Oct ETF, AllianzIM U.S. Equity Buffer15 Uncapped Nov ETF, and AllianzIM U.S. Equity Buffer15 Uncapped Dec ETF (collectively, the “Funds”).

Below we have provided your comments and the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.
Comment: The Trust modified the line graph in the prospectus in response to Comment 17 in the March 13 Letter to provide a zoomed-in version of the graph. Please consider including both the original line graph, as well as the modified line graph, which the staff believes would better convey to an investor the full range of outcomes.

Response: The Trust will include both versions of the line graph in the definitive version of each prospectus that will be filed pursuant to Rule 497 under the 1933 Act.

2.
Comment: The Trust modified the Upside Participation Risk in response to Comment 23 in the March 13 Letter. Please consider further revising the disclosure to explain to investors exactly how they can purchase Shares at Outcome NAV and thus experience the outcomes the Fund is designed to achieve, including, for example, by adding disclosure describing the risk to a shareholder who purchases Shares after the Fund’s NAV has increased above the Outcome NAV.

Response: The Trust believes that the current disclosure in the Upside Participation Risk and elsewhere throughout the prospectus (including, for example, under Outcome Period Risk and Downside Risk) adequately describes that shareholders who purchase and sell Shares during the Outcome Period and/or at prices other than Outcome NAV will not experience the results/outcomes that the Fund is designed to achieve. Accordingly, the Trust does not believe further revisions to the disclosure are needed.

3.
Comment: In the lead-in to the line graph, bar chart and table, please consider further highlighting that an investor that transacts during the Outcome Period or does not purchase at Outcome NAV will not receive the experiences illustrated in these visuals.

Response: The Trust will revise the relevant disclosure in the definitive version of each prospectus that will be filed pursuant to Rule 497 under the 1933 Act.

* * * * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.
cc: Amanda Farren